Exhibit 99.1

DHT Holdings, Inc. announces acquisition of two VLCCs

HAMILTON, BERMUDA, January 21, 2021 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced that it has entered into agreement to acquire two VLCCs built in 2016 at DSME (Daewoo) for a total of USD 136 million. The vessels are scheduled to deliver during the first half 2021. The Company will finance the acquisition with available liquidity and projected mortgage debt hence it is expected to be accretive to DHT’s earnings per share. The vessels were built to high specifications by their current owner and are fuel efficient, scrubber fitted Eco-designs that will further improve the DHT fleet’s efficiencies, amongst others its Annual Efficiency Ratio (AER) and Energy Efficiency Operational Index (EEOI) metrics.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward looking statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2020.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:

Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

Wilhelm Flinder, Manager - Investor Relations & Business Analysis
Phone: +1 441 295 1422 and +47 936 11 350
Email: wf@dhtankers.com